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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G



           INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 3)*



                            CARMIKE CINEMAS, INC.
                   -----------------------------------------
                               (Name of Issuer)




                     Class A Common Stock, $.03 par value
                   -----------------------------------------
                        (Title of Class of Securities)




                                 143436 10 3
                   -----------------------------------------
                                (CUSIP Number)





     Check the following box if a fee is being paid with this statement / /. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP NO.   143436 10 3            SCHEDULE 13G        PAGE   2   OF   5   PAGES
         ---------------------                              -----    -----

  (1)     NAMES OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
          CARL L. PATRICK, JR.
          ---------------------------------------------------------------------

  (2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (A)   [   ]
                                                                    (B)   [   ]

          ---------------------------------------------------------------------

  (3)     SEC USE ONLY

          ---------------------------------------------------------------------

  (4)     CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
          ---------------------------------------------------------------------

                       (5)     SOLE VOTING POWER
                               549,191 shares (39,591 shares of Class A Common
  NUMBER OF                    Stock and 509,600 shares of Class B Common Stock
   SHARES                      (see Item 4(a))
 BENEFICIALLY          --------------------------------------------------------
  OWNED BY             (6)     SHARED VOTING POWER
    EACH                       200 shares of Class A Common Stock
  REPORTING            --------------------------------------------------------
 PERSON WITH           (7)     SOLE DISPOSITIVE POWER
                               549,191 shares (39,591 shares of Class A Common
                               Stock and 509,600 shares of Class B Common Stock
                               (see Item 4(a))
                       --------------------------------------------------------
                       (8)     SHARED DISPOSITIVE POWER
                               200 shares of Class A Common Stock
                       --------------------------------------------------------

  (9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          549,391 shares (39,791 shares of Class A Common Stock and 509,600 shares of Class B Common Stock (see Item 4(a))
          ---------------------------------------------------------------------

 (10)     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN
          SHARES*                                                         [ X ]

          ---------------------------------------------------------------------

 (11)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
          5.4% (see Item 4(b))
          ---------------------------------------------------------------------

 (12)     TYPE OF REPORTING PERSON*
          IN
          ---------------------------------------------------------------------
                    *SEE INSTRUCTIONS BEFORE FILLING OUT!



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                                                               Page 3 of 5 Pages

Item 1(a)        Name of Issuer:  Carmike Cinemas, Inc.

Item 1(b)        Address of Issuer's Principal Executive Offices:
                 1301 First Avenue
                 Columbus, Georgia 31901

Item 2(a)        Name of Person Filing:    Carl L. Patrick, Jr.

Item 2(b)        Address of Principal Business Office or, if None,
                 Residence:
                 4423 Glengary Drive, N.E.
                 Atlanta, Georgia 30342

Item 2(c)        Citizenship:     U.S.

Item 2(d)        Title of Class of Securities:
                 Class A Common Stock, $.03 par value (the "Class A Common Stock")

Item 2(e)        CUSIP Number:  143436 10 3

Item 3           Not Applicable

Item 4           Ownership:
                 (a)      Amount beneficially owned:  549,391(1)(2)
                 (b)      Percent of class:  5.4%(3)
                 (c)      Number of shares as to which such person has:
                          (i)     Sole power to vote or direct the vote:    549,191 shares
                          (ii)    Shared power to vote or direct the vote: 200 shares(4)
                          (iii)   Sole power to dispose or to direct the disposition of:  549,191 shares
                          (iv)    Shared power to dispose or to direct the disposition of:
                                  200 shares(4)


(1) Consists of 39,791 shares of the Class A Common Stock (200 shares of which are owned by the wife of Mr. Patrick) and 509,600 shares of the Company's Class B Common Stock, $.03 par value (the "Class B Common Stock"). Each share of the Class B Common Stock is convertible into one share of Class A Common Stock.

                                                               Page 4 of 5 Pages

(2) Excludes 34,044 shares of Class B Common Stock held in trust for Carl L. Patrick, Jr. by Frances E. Patrick, as trustee. Excludes 59,576 shares of Class B Common Stock held in trust for Carl L. Patrick, Jr. by Frances E. Patrick, as trustee, the remainder interest of which Carl L. Patrick, Jr. has purchased.

(3) Calculation based on 9,758,601 shares of Class A Common Stock outstanding on December 31, 1996 plus the assumed conversion of the 509,600 shares of Class B Common Stock beneficially owned by Carl L. Patrick, Jr.

(4) Represents shares owned by the wife of Mr. Patrick, as to which shares Mr. Patrick disclaims beneficial ownership.

Item 5   Not Applicable

Item 6   Not Applicable

Item 7   Not Applicable

Item 8   Not Applicable

Item 9   Not Applicable

Item 10  Not Applicable



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                                                               Page 5 of 5 Pages



                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.






Dated: February 12, 1997            Signature: /s/ Carl L. Patrick, Jr.
                                               -------------------------------
                                    Name:      Carl L. Patrick, Jr.